Exhibit 99.5

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Reports Fourth Quarter and Year-End Results

MONTREAL, March 31, 2005 ― SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the fourth quarter and fiscal year ended December 31, 2004.

“Despite the uncertainty associated with the refinancing issues we are currently dealing with, and the circumstances that caused our fourth quarter revenues to fall short of our original forecasts, we remain encouraged by the business opportunities we see with both new and longstanding customers, and by the interest being generated by our products, particularly the WiMAX-ready symmetry™ platform,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “Further, in spite of disappointing results in the fourth quarter, we have exceeded the objectives of our restructuring initiative by reducing our operating costs by more than one-third on an annualized basis.”

Consolidated Fourth Quarter Results
Consolidated revenues for the fourth quarter of fiscal 2004 totalled $24.8 million, compared to $41.6 million in the fourth quarter of fiscal 2003. The consolidated operating loss for the fourth quarter of fiscal 2004 was $20.9 million, compared to an operating loss of $12.8 million in the same period in 2003. The consolidated net loss for the fourth quarter of 2004 was $41.9 million, compared to a consolidated net loss of $14.2 million in the corresponding period in 2003.

“As we explained in January when we revised our guidance, delays in receiving purchase orders from key customers, timing issues related to the delivery of equipment, and the effect of reduced supplier credit resulted in a decrease in overall sales volumes in the fourth quarter of fiscal 2004,” said Mr. St-Arnaud. “In turn, our gross margins were also severely impacted by the decreased sales volumes, under-absorbed overhead costs related to lower manufacturing volumes, and variations in sales mix with increased lower margin product sales.”

Certain one-time events also had a substantial effect on the Corporation’s results.

Selling, general and administrative expenses in the core wireless business segment decreased to $14.1 million for the fourth quarter of 2004, compared to $18.8 million for the same period in 2003. This decrease was primarily due to the effects of the restructuring that was implemented in the second and third quarters of 2004. However, the benefits of the restructuring were partially offset by a provision of $1.9 million related to an account receivable in the Middle East, by the effect of eliminating the expected sub-lease revenue of $1.6 million on the U.S. operating lease, and by a $0.9 million provision for an offer of settlement of a litigation.

Research and development expenses in the core wireless business increased from $6.6 million in the fourth quarter of 2003 to $9.2 million in the fourth quarter of 2004. The increase is solely due to a $4.2 million adjustment to the utilization of the federal investment tax credits as management has determined that there is insufficient evidence of reasonable assurance that this amount will be realized within the remaining life of the investment tax credits.

“Excluding the effect of the charges associated with the U.S. operating lease, the federal investment tax credits and the litigation settlement provision, our operating costs have been reduced by approximately 35% on an annualized basis, which was the stated goal of our restructuring initiative,“ said David Adams, SR Telecom’s Senior Vice-President, Finance and Chief Financial Officer. “Further, since the beginning of January we have taken further steps to align our costs with

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

current levels of business activity and have temporarily laid-off a total of 156 employees. We expect that employees will be recalled as production returns to customary levels.”

During the fourth quarter of 2004 SR Telecom also determined that an increase in the valuation allowance for future income tax assets was appropriate, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. Consequently, consolidated income tax expense was $21.9 million in the fourth quarter of 2004 compared to an income tax expense of $1.4 million in the corresponding quarter in 2003. In the beginning of the third quarter of 2003, the Corporation ceased recognizing additional tax loss carry-forward benefits.

Consolidated Fiscal 2004 Results
Consolidated revenues for fiscal 2004 totalled $123.9 million, compared to $127.9 million reported in fiscal 2003. The consolidated operating loss for fiscal 2004 was $65.8 million, compared to an operating loss of $41.0 million for fiscal 2003. For fiscal 2004, the consolidated net loss totalled $86.1 million, compared to $44.8 million in the prior year.

Restructuring, asset impairment and other charges of $15.9 million were recorded in fiscal 2004, compared to restructuring, asset impairment and other charges of $3.7 million in fiscal 2003. The restructuring charges were incurred in order to bring the Corporation’s cost structure in line with current and projected revenue levels.

Core Wireless Solutions Segment
Fourth quarter revenues in SR Telecom’s core wireless solutions business were $20.5 million, compared to $38.0 million reported during the same period last year. The net loss for the fourth quarter of fiscal 2004 totalled $35.1 million, compared to $12.2 million in the fourth quarter of fiscal 2003. For fiscal 2004, wireless revenues were $105.4 million, compared to $113.8 million in fiscal 2003, and the net loss in fiscal 2004 reached $77.1 million, compared to $42.3 million in fiscal 2003.

Largely due to the increase in the valuation allowance for future income tax assets, the income tax expense was $13.4 million for the fourth quarter of fiscal 2004, compared to an income tax recovery of $128,000 in the corresponding quarter of fiscal 2003.

CTR Segment
For the fourth quarter of fiscal 2004, CTR’s revenues increased to $4.3 million, compared to $3.6 million in the same period last year. For the 2004 fiscal year, revenues reached $18.6 million, compared to $14.1 million in fiscal 2003. In peso terms, net revenue increased in the fourth quarter by 372 million pesos to 2,098 million pesos. The improvement is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect on March 1, 2004, and to the deployment of new lines in urban areas of Chile.

The operating loss for CTR totalled $120,000 in the fourth quarter of fiscal 2004, compared to an operating loss of $2.4 million in the same period last year. For the 2004 fiscal year, CTR’s operating loss totalled $86,000, compared to an operating loss of $8.1 million in fiscal 2003. The net loss for the fourth quarter of 2004 from CTR was $6.8 million compared to a net loss of $2.0 million in the corresponding period in 2003. For fiscal 2004, CTR’s net loss was $9.0 million, compared to $2.5 million in fiscal 2003.

Largely due to the increase in the valuation allowance for future income tax assets, the income tax expense for the fourth quarter of fiscal 2004 was $8.5 million, compared to an income tax expense of $1.6 million in the fourth quarter of fiscal 2003.

“We believe that CTR will be able to continue to realize positive EBITDA, and we expect it will generate approximately $7 million of EBITDA in fiscal 2005,” said Mr. Adams.

Financial Position
SR Telecom's consolidated cash and short-term investment position, including restricted cash, decreased to $6.4 million as at December 31, 2004, compared to the $18.7 million reported at December 31, 2003. The decrease in the outstanding cash balance resulted from the repayment of outstanding debt in the amount of $15.5 million in 2004 as well as the use of cash to fund operations in excess of that generated from sales.

The Corporation has $71.0 million of debentures that mature on April 22, 2005.

“At present, we do not have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy our cash requirements,” said Mr. Adams. “Accordingly, the Corporation will have to refinance or roll over all or part of its existing debt on or prior to April 22, 2005. SR Telecom is seeking to raise additional working capital in conjunction with its plan to refinance its existing debt. However, if the Corporation is unable to obtain additional working capital to fund operations, its ability to continue as a going concern could be significantly impacted and it may be obliged to seek protection from its creditors.”

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Refinancing Initiative
“Genuity Capital Markets and the Corporation are currently engaged in continuing discussions with a restricted group of debenture holders as well as with a possible investor with respect to the potential recapitalization of the Corporation,” Mr. Adams stated. “However, there can be no assurance that an agreement can be reached with respect to the recapitalization or that such recapitalization can be concluded on terms satisfactory to the Corporation.”

Recent Events

•
On March 21, 2005, SR Telecom announced that it had received follow-on purchase orders for SR500™ valued at approximately $4 million from Sonatel, the national telecommunications provider in Senegal. Deliveries are scheduled to commence in the second quarter of 2005.

•	On February 14, 2005, SR Telecom engaged Genuity Capital Markets to act as financial advisor and investment banker to assist the Corporation in its refinancing activities.

•
On February 14, 2005, SR Telecom announced it had reached an agreement with the lenders of Comunicacion y Telefonia Rural S.A. (CTR), its service provider subsidiary in Chile. Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to March 31, 2005. Subsequently, on March 30, 2005, CTR’s lenders agreed to extend the waiver until April 22, 2005.

•
On January 26, 2005, SR Telecom announced it had taken steps to reduce its costs in order to align them with the current level of business activity and laid-off 127 employees on a temporary basis. The Corporation expects to recall employees as soon as production returns to normal volumes. SR Telecom expects that its results for the first quarter of fiscal 2005 will be impacted by a reduction in the availability of supplier credit, which has slowed raw material purchases and production.

•
On January 26, 2005, SR Telecom announced follow-on orders for an additional 15 angel™ base stations from Siemens for the ongoing Telefonica TRAC project. Telefonica, a leading international telecommunications operator, selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country. Deliveries of this current order were completed during the first quarter of fiscal 2005.

•
On January 26, 2005, SR Telecom announced that its airstar™ product was selected by Teleunit S.P.A, a major Italian telecommunications operator, for the deployment of its Broadband Fixed Wireless Access network in the Tuscany region. The total value of the current phase of this project, which marks the first extension of Teleunit’s initial roll-out of airstar systems, is approximately $1.2 million. Further expansions of the WLL infrastructure in the Tuscany and Marche regions of Central Italy are expected to take place throughout 2005.

•
On January 19, 2005, SR Telecom received new orders valued at approximately $1 million from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. These add-on orders are for a project initiated in September 2003. Lintasarta has selected the airstar wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in the Java, Kalmantan and Sulawesi regions of Indonesia. With these orders, Lintasarta will add airstar base stations and Customer Premises Equipment to its growing network of airstar systems. Deliveries have commenced.

•
On January 19, 2005, SR Telecom announced the receipt of purchase orders valued at approximately $10 million from a major telecommunications operator in Latin America. These orders are part of a previously announced frame contract under which the operator selected SR500 family of fixed wireless access systems. Deliveries are scheduled to take place in the first half of 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On December 21, 2004, SR Telecom announced that its symmetry Broadband Fixed Wireless Access system was selected by Telecom Fiji Limited, the national service provider in Fiji, as part of a commercial initiative to bring voice and broadband access services to certain areas of the country. Deliveries have commenced.

•
On December 16, 2004, SR Telecom received new orders valued at approximately $7 million for its swing™ fixed wireless access system product from ONATEL (Office Nationale des Telecommunications), a national exchange carrier in Burkina Faso for an urban telecommunication development project. This is the third phase of a network expansion project that was initiated in 2003. Deliveries have commenced.

•
On December 14, 2004, SR Telecom received follow-on orders from a leading South American telecommunication service provider for its airstar Broadband Fixed Wireless Access system. The orders are part of a previously announced agreement that extends over three years and is valued at approximately US$20 million. To date, SR Telecom has received orders totaling approximately US$2.6 million.

•
On December 13, 2004, SR Telecom announced an agreement with Telstra, Australia’s leading telecommunications and information service provider, which confirms SR Telecom’s key supplier relationship with Telstra. As part of the agreement SR Telecom will provide maintenance and support services for Telstra’s extensive network of swing fixed wireless access systems. The initial maintenance and support period extends until July 2007 and is valued at approximately $10 million.

•
On November 22, 2004, SR Telecom announced that its symmetry Broadband Fixed Wireless Access platform was selected by Telmex Argentina for a broadband data and voice network across Argentina. This is the first contract win for symmetry. Deliveries have commenced.

•
On November 3, 2004, SR Telecom launched the industry’s first OFDMA-based WiMAX-ready platform, symmetry. An evolution of SR Telecom’s proven angel product technology, symmetry encompasses the key technologies outlined in the latest draft of the 802.16e standard, including OFDMA, diversity, and space-time coding. Additionally, it can be immediately deployed to deliver carrier-class voice and broadband data services.

Outlook
“Given the uncertainty generated by our current financial situation, we are not in a position to provide guidance for fiscal 2005. However, we remain optimistic about our long-term opportunities in the broadband fixed wireless access marketplace, and our ability to provide WiMAX-certified solutions to that marketplace,” Mr. St-Arnaud said.

Detailed financial results for SR Telecom’s fiscal 2004 are filed with SEDAR and EDGAR and are also available on the Company’s website at www.srtelecom.com.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Conference Call
SR Telecom will host a conference call on Thursday, March 31, 2005 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom’s President & CEO Pierre St-Arnaud and Senior Vice-President, Finance and CFO David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 940-2795 (Montreal and overseas) or 1-800-814-4862  (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, March 31, 2005 as of 12:00 PM until 11:59 PM on Thuesday, April 5, 2005 at 1-877-289-8525 (passcode 21118678). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, ANGEL, AIRSTAR, SWING and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the three months ended December 31st,
	2004			2003
	(unaudited)			(unaudited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	14,795	-	14,795	28,077	-	28,077
Services	5,681	-	5,681	9,941	-	9,941
Telecommunications	-	4,278	4,278	-	3,613	3,613
Total revenue	20,476	4,278	24,754	38,018	3,613	41,631
Cost of revenue
Equipment	12,415	-	12,415	14,885	-	14,885
Services	4,368	-	4,368	5,086	-	5,086
Total cost of revenue	16,783	-	16,783	19,971	-	19,971
Gross profit	3,693	4,278	7,971	18,047	3,613	21,660
Agent commissions	1,040	-	1,040	-	-	-
Operating expenses	14,144	4,398	18,542	18,832	5,361	24,193
Research and development expenses, net	9,176	-	9,176	6,570	-	6,570
Restructuring, asset impairment and other charges	92	-	92	3,086	630	3,716
Operating loss	(20,759)	(120)	(20,879)	(10,441)	(2,378)	(12,819)
Interest expense, net	1,562	612	2,174	1,311	661	1,972
Gain on repurchase of debentures	-	-	-	(1,199)	-	(1,199)
(Gain) loss on foreign exchange	(617)	(2,443)	(3,060)	1,777	(2,611)	(834)
(Loss) earnings before income taxes	(21,704)	1,711	(19,993)	(12,330)	(428)	(12,758)
Income tax expense (recovery)	13,424	8,469	21,893	(128)	1,571	1,443
Net loss	(35,128)	(6,758)	(41,886)	(12,202)	(1,999)	(14,201)
Weighted average number of common shares outstanding			17,610			10,445
Net loss per share basic and diluted	(2.00)	(0.38)	(2.38)	(1.17)	(0.19)	(1.36)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the years ended December 31st,
	2004			2003
	(audited)			(audited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	85,079	-	85,079	85,655	-	85,655
Services	20,273	-	20,273	28,162	-	28,162
Telecommunications	-	18,584	18,584	-	14,064	14,064
Total revenue	105,352	18,584	123,936	113,817	14,064	127,881
Cost of revenue
Equipment	56,750	-	56,750	44,949	-	44,949
Services	13,094	-	13,094	16,053	-	16,053
Total cost of revenue	69,844	-	69,844	61,002	-	61,002
Gross profit	35,508	18,584	54,092	52,815	14,064	66,879
Agent commissions	5,521	-	5,521	3,304	-	3,304
Operating expenses	49,660	18,670	68,330	52,152	21,556	73,708
Research and development expenses, net	30,159	-	30,159	27,170	-	27,170
Restructuring, asset impairment and other charges	15,907	-	15,907	3,086	630	3,716
Operating loss	(65,739)	(86)	(65,825)	(32,897)	(8,122)	(41,019)
Interest expense, net	5,293	2,742	8,035	5,653	3,158	8,811
Gain on repurchase of debentures	-	-	-	(1,199)	-	(1,199)
Gain on sale of long-term investment	(3,444)	-	(3,444)	-	-	-
Gain on settlement of claim	(4,583)	-	(4,583)	-	-	-
Loss (gain) on foreign exchange	59	(2,313)	(2,254)	10,035	(11,066)	(1,031)
Loss before income taxes	(63,064)	(515)	(63,579)	(47,386)	(214)	(47,600)
Income tax expense (recovery)	14,061	8,494	22,555	(5,098)	2,253	(2,845)
Net loss	(77,125)	(9,009)	(86,134)	(42,288)	(2,467)	(44,755)
Weighted average number of common shares outstanding			16,661			7,207
Net loss per share basic and diluted	(4.63)	(0.54)	(5.17)	(5.87)	(0.34)	(6.21)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the years ended December 31st,
(in thousands of dollars)

	2004	2003
	(audited)	(audited)
Deficit, beginning of period as previously reported	(90,941)	(45,659)
Cumulative effect of adoption of new accounting policy	(272)	-
Deficit, beginning of period as restated	(91,213)	(45,659)
Net loss	(86,134)	(44,755)
Share issue costs	(3,214)	(527)
Deficit, end of period	(180,561)	(90,941)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at December 31st,
(in thousands of dollars)

	2004	2003
	(audited)	(audited)
Assets
Cash and cash equivalents	4,549	8,434
Short-term investments	-	3,231
Short-term restricted cash	1,394	2,835
Accounts receivable, net	47,500	55,395
Current portion of long-term accounts receivable, net	-	21,687
Income taxes receivable	911	1,889
Inventory	59,556	48,027
Prepaid expenses and deposits	3,504	5,253
	117,414	146,751
Long-term investment tax credits	13,150	18,145
Long-term accounts receivable, net	5,644	1,571
Property, plant and equipment, net	85,442	90,127
Future income taxes	-	21,821
Long-term restricted cash	493	4,243
Intangible assets, net	4,494	5,408
Other assets, net	987	1,709
	110,210	143,024
	227,624	289,775
Liabilities
Bank indebtedness	-	3,000
Accounts payable and accrued liabilities	55,682	59,435
Customer advances	1,932	4,163
Current portion of lease liability	5,043	5,591
Current portion of long-term debt	106,680	7,223
	169,337	79,412
Long-term lease liability	3,577	7,217
Long-term liability	1,810	1,939
Long-term debt	260	109,467
	174,984	198,035
Shareholders' equity
Capital stock	219,653	180,866
Warrants	13,029	1,815
Contributed surplus	519	-
Deficit	(180,561)	(90,941)
	52,640	91,740
	227,624	289,775

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the three months ended December 31st,
(in thousands of dollars)

	2004	2003
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(41,886)	(14,201)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,419	3,973
(Gain) loss on disposal of property, plant and equipment	(85)	24
Asset impairment	230	630
Gain on repurchase of debentures	-	(1,199)
Non-cash stock compensation	61	-
Future income taxes	21,520	1,656
Increase in lease liability	1,586	-
Changes in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable	(3,970)	20,904
Decrease (increase) in non-cash working capital items	15,576	(29,542)
Unrealized foreign exchange	(2,072)	(2,663)
Net cash used in operating activities	(5,621)	(20,418)
Cash flows used in financing activities
Repayment of bank indebtedness	-	(2,000)
Repayment of long-term debt and lease liability	(3,255)	(5,347)
Repurchase of debentures	-	(2,801)
Proceeds from issue of shares and warrants, net of share issue costs	-	152
Net cash used in financing activities	(3,255)	(9,996)
Cash flows from investing activities
Acquisition of Netro Corporation, net of cash acquired	-	(2,988)
Decrease (increase) in restricted cash	3,414	(616)
Other assets	(579)	-
Purchase of property, plant and equipment	(2,346)	(1,509)
Proceeds on sale of property, plant and equipment	211	-
Purchase of short-term investments	(886)	(3,231)
Proceeds on sale of short-term investments	5,279	12,652
Net cash from investing activities	5,093	4,308
Decrease in cash and cash equivalents	(3,783)	(26,106)
Cash and cash equivalents, beginning of period	8,332	34,540
Cash and cash equivalents, end of period	4,549	8,434

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the years ended December 31st,
(in thousands of dollars)

	2004	2003
	(audited)	(audited)
Cash flows used in operating activities
Net loss	(86,134)	(44,755)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,931	13,288
(Gain) loss on disposal of property, plant and equipment	(166)	58
Asset impairment	2,364	1,993
Gain on repurchase of debentures	-	(1,199)
Gain on sale of long-term investment	(3,444)	-
Gain on settlement of claim	(4,583)	-
Non-cash stock compensation	247	-
Future income taxes	21,821	(5,733)
Increase in lease liability	1,586	-
Changes in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable	(4,073)	21,832
Decrease (increase) in non-cash working capital items	21,496	(18,106)
Unrealized foreign exchange	(3,236)	(11,393)
Net cash used in operating activities	(41,191)	(44,015)
Cash flows from (used in) financing activities
Repayment of bank indebtedness	(3,000)	(7,000)
Repayment of long-term debt and lease liability	(12,536)	(10,429)
Repurchase of debentures	-	(2,801)
Proceeds from issue of shares and warrants, net of share issue costs	46,787	6,157
Net cash from (used in) financing activities	31,251	(14,073)
Cash flows from investing activities
Acquisition of Netro Corporation, net of cash acquired	-	21,498
Decrease (increase) in restricted cash	5,191	(616)
Other assets	(579)	-
Purchase of property, plant and equipment	(6,217)	(5,714)
Proceeds on sale of property, plant and equipment	859	-
Purchase of short-term investments	(45,439)	(3,231)
Proceeds on sale of short-term investments	48,796	34,276
Proceeds on sale of long-term investment	3,444	-
Net cash from investing activities	6,055	46,213
Decrease in cash and cash equivalents	(3,885)	(11,875)
Cash and cash equivalents, beginning of period	8,434	20,309
Cash and cash equivalents, end of period	4,549	8,434

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783